Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 1, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces the sale of its antibiotic manufacturing site and its related assets in Bristol, Tennessee.”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC: New York Stock Exchange (Stock Code: RDY)

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40-49002121)

Dr. Reddy’s Laboratories announces the sale of its

antibiotic manufacturing site and its related assets in Bristol, Tennessee

Hyderabad, India, October 1, 2018

Hyderabad, India and Princeton, NJ, USA. October 1, 2018— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the closure of the sale of its antibiotic manufacturing facility and related assets in Bristol, Tennessee to Neopharma Inc., a wholly owned subsidiary of the UAE’s largest pharmaceutical manufacturer headquartered in Abu Dhabi.  Under the terms of the agreement, Dr. Reddy’s sold all the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets.

“This sale is in line with our stated priority to streamline and optimize our global cost structures and help us focus on other business priorities to drive growth,” said Erez Israeli, Chief Operating Officer for Dr. Reddy’s. “We are pleased that the agreement may provide continued employment opportunities for many of the experienced employees at the site.”

Suresh Nandiraju, Chief Operating Officer of Neopharma Inc., said, “This acquisition is synergetic and will strengthen our product portfolio for driving long-term, sustainable growth by leveraging our global presence.”

The plant and associated facilities focus on manufacturing or packaging amoxicillin-based products, which include a semi-synthetic penicillin. The 390,000-square-foot facility is dedicated to secondary oral-solid dose penicillin manufacturing/packaging and includes processing, packaging, development, printing, and warehouse spaces. A separate 24,000-square-foot plastics-processing facility in Bristol is also included in the transaction.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Neopharma : Neopharma Inc. is 100% subsidiary of Neopharma LLC UAE, one of the largest pharmaceutical company in MENA region with presence in over 50 countries. Neopharma is an integrated pharmaceutical company currently having manufacturing operations in Japan, India, Brazil and UAE primarily focusing on novel therapeutics and delibilating diseases at affordable prices. For more information, log on to; www.neopharma.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.